Exhibit 99.1
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Kazakhstan: Total signs Heads of Agreement with KazMunaiGas to develop the Khvalynskoye field
Paris, October 6, 2009 — Total announces the signature of a Heads of Agreement (HOA) establishing the principles of a partnership with KazMunaiGas (KMG) for the development of the Khvalynskoye field, located offshore in the Caspian Sea on the border between Kazakhstan and Russia.
Khvalynskoye is a conventional gas condensate field located in water depths of 25 metres which will be developed by Lukoil (50%, operator). The gas produced from this field will be transported to Russia.
Under the terms of the HOA, Total and GdF-Suez will acquire a participation of 25% (Total 17%, GdF-Suez 8%) from the initial 50% stake held by KMG.
“This agreement provides the opportunity for Total to further strengthen its ties with KazMunaiGaz, with whom the Group is already a partner on the Kashagan project in Kazakhstan,” stated Yves-Louis Darricarrère, President Exploration and Production. “Total will bring to the Khvalynskoye’s partners the company’s know-how in developing offshore projects in order to successfully develop the field.”
Total Exploration and Production in the Caspian Sea
Since 1992, Total has been present in Kazakhstan with the company’s 16.8% stake in the North Caspian permit, which includes the giant Kashagan field operated by the North Caspian Operating Company (NCOC). Kashagan is planned to enter into production at the end of 2012.
The Group is also present in Azerbaijan since 1996 where Total produced 18,000 barrels of oil equivalent per day in 2008 from its 10% stake in the Shah Deniz field, which entered into production in December of 2006. At present, a second phase of development is under study. In February 2009, Total signed an Exploration, Development and Production Sharing Agreement (EDPSA) with the Azerbaijan’s state-owned SOCAR on a licence located on the offshore Absheron block.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com